Exhibit 11.1

ROYAL HAWAIIAN ORCHARDS, L.P.

Computation of Net Loss per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months				Nine months
	ended September 30,				ended September 30,
	2014		2013		2014		2013

Net loss		$(1,421)		$(1,217)		$(4,653)		$(2,996)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net loss allocable to Class A Unit Holders		$(1,421)		$(1,217)		$(4,653)		$(2,996)

Weighted average Class A Units outstanding		11,100		7,500		10,625		7,500

Net loss per Class A Unit		$(0.13)		$(0.16)		$(0.44)		$(0.40)